Filed by Steelcase Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject company: Steelcase Inc.
Commission file number: 333-290205

EDITION 6 NOVEMBER 2025 Path to Close As integration planning continues, both organizations are approaching important milestones in the journey toward becoming one company. Before the acquisition can be finalized, the shareholders of both Steelcase and HNI must vote to approve the transaction. The shareholder votes are scheduled for December 5th, representing one of the final steps before the transaction officially closes. Shareholder approval will allow the remaining closing activities to move forward. Once approved, attention will shift to completing the final preparations for the official close, which will happen as soon as practicable after the shareholder approvals. This phase marks the culmination of months of planning—and the beginning of an exciting new chapter as HNI and Steelcase come together. Since announcing the acquisition, teams from both organizations have worked diligently to prepare for this moment—completing regulatory clearances, establishing the Integration Management Office (IMO), and aligning on guiding principles to ensure a thoughtful and phased integration. Separate updates will be shared regarding the shareholder vote and the official close, with additional integration updates included in the newsletter as we move into early 2026. August 4th Acquisition Announcement September 22nd Integration Management Office (IMO) Launched December 5th HNI and Steelcase Shareholder Votes Mid-December Anticipated Close Date Post Close and Beyond Integration Execution Initial Primary Focus Areas: Culture, Procurement, Finance An Important Reminder: Cybersecurity Awareness As we move through the final stages of the approval process and prepare for close, this is also a good time to reiterate an important reminder about cybersecurity. Periods of organizational change can heighten the likelihood of phishing attempts or suspicious email activity. Please continue to stay cautious—verify senders, be mindful of unexpected links or attachments, and report anything concerning to IT. Your continued vigilance remains essential to maintaining a secure environment. 1

EDITION 6 NOVEMBER 2025 Integration Insights IMO Summit Recap HNI and Steelcase Integration Management Office (IMO) leaders came together for a full-day integration summit at Steelcase’s headquarters in Grand Rapids, MI the week of November 10th. This is the third summit that has been held to align all the IMO workstreams on post-close priorities, share progress and interdependencies, and map next steps in the integration work. The teams are making great progress on integration planning with focus on day one priorities and readiness as we approach close. During the meeting, teams worked through a series of scenarios to pressure-test day one plans. Day One Focus Areas Business Continuity: Reinforcing a thoughtful integration approach focused on protecting revenue streams and maintaining stability. Compliance and Readiness: Ensuring all financial, legal, and operational requirements are in place for a fully compliant day one. Member/Employee Experience: Recognizing the significance of close and supporting teams through change. Dealer Experience: Reaffirming commitment to all HNI and Steelcase brands and staying focused on current priorities to ensure uninterrupted dealer support. Supplier Experience: Strengthening partnerships, reinforcing cybersecurity awareness, and outlining expectations for future engagement. Technology Enablement: Putting systems, access, and tools in place to fully support day one operations. Leadership Connection Prior to the summit session, IMO leaders came together for a social event at Steelcase’s historically restored Frank Lloyd Wright home, the Meyer May House. The time together brought great energy and connection, reinforcing the strong foundation being built across both organizations. Steelcase purchased The Meyer May House in 1985 to pay homage to Wright and to provide a gift to the community. The renovation took two years with months of extensive studying to properly restore the interior and exterior design. Today, it is used to host clients and design firms, community groups, and it is open to the public for tours. 2

EDITION 6 | NOVEMBER 2025 Leadership Lens Get to know the Leadership Team Kelly Livingston Vice President, Benefits and Compensation Kelly Livingston is co-leading the Member and Community Relations/HR workstream within the Integration Management Office and serves as Vice President, Benefits and Compensation at HNI. Kelly has been with HNI since 2014 and has extensive knowledge in the HR field with over 20 years of experience. She is a results-focused leader with a collaborative and positive approach, focusing on solutions that serve members well and drive value for the organization. She complements this approach with strategic insight built from years of experience, allowing her to navigate complex issues with clarity and purpose. In this Q&A session with the leadership team, we connected with Kelly Livingston and Meagan Baker. They share their backgrounds, information about their focus in the IMO, and perspectives on bringing our companies together. Q: Can you tell readers about your role in the Integration Management Office (IMO)? A: In the IMO, I’m supporting the work related to compensation, benefits, and overall HR practices as we prepare for close and beyond. My role is to help ensure we’re thinking through the details carefully, understanding how each organization approaches these areas today, and over time developing integration strategies for the future. Much of this work is behind the scenes, but it’s incredibly important in ensuring that as the organizations come together post-close, we’re positioned to support people well, communicate clearly, and sustain a strong MCR/HR foundation that enables a smooth transition and positions us well for long-term success. Q: What excites you most about the acquisition and what it means for both organizations? A: What excites me most is the opportunity to bring together two strong organizations with talented teams and complementary strengths. When you combine that level of expertise, passion, and commitment to excellence, you unlock a great deal of potential. I’m also energized by the opportunity to learn from new perspectives. Every organization has its own strengths in how they support members and employees and how they think about culture and there’s something incredibly powerful about bringing together the best of both. Q: What have you learned about leading people through change that’s shaped your approach as a leader? A: In my experience, I’ve learned that people need clarity, connection, and compassion. Change can be exciting, but it can also feel uncertain, and leaders play a critical role in helping teams navigate effectively. I’ve found that being transparent about what we know, and even what we don’t know yet, goes a long way. I also believe in creating space for people to ask questions, express concerns, and process change in their own way. And just as importantly, I try to keep things human — a little warmth and empathy can make a big difference. At the end of the day, leading through change isn’t about having all the answers. It’s about listening, staying present, and helping people feel supported every step of the way. Q: What’s one thing people might be surprised to learn about you? A: I recently shot my first ever under par round of golf…if you can only count three holes! Golf is a big part of our family’s life, and while I may not always have the lowest score, I really enjoy the time we spend together on the course.

EDITION 6 | NOVEMBER 2025 Leadership Lens Get to know the Leadership Team Meagan Baker Vice President, Human Resources As Vice President of Human Resources, Meagan sets strategic direction for the Americas HR Business Partners including support for Steelcase Canada, the Monterrey Global Business Center and Mexico City. Following close, her scope will include global HRBP teams. In over 18 years with Steelcase, Meagan has held a variety of Human Resources roles focused on business partnering and began leading teams of HRBPs in 2017. Meagan brings a unique balance of strategic thinking, business acumen, talent insight, and empathetic leadership to her role. She consistently demonstrates systems thinking, strong decision-making skills, and composure in challenging situations. In this Q&A session with the leadership team, we connected with Kelly Livingston and Meagan Baker. They share their backgrounds, information about their focus in the IMO, and perspectives on bringing our companies together. Q: Can you tell readers about your role in the Integration Management Office (IMO)? A: My role is to represent Steelcase as the workstream lead for Human Resources. Our current focus is on ensuring Steelcase compensation, benefits, and policies are seamless for employees at close. I also partner closely with the culture and communications work stream to ensure the voice of Steelcase employees is represented. Q: What excites you most about the acquisition and what it means for both organizations? A: What excites me most about the upcoming acquisition is the opportunity to unlock new potential for the business, our customers, and our people. This is a chance to bring together diverse perspectives, capabilities, and cultures to accelerate innovation and growth. From a talent and culture standpoint, I see this as a pivotal moment to shape a shared vision from two values-driven organizations and build a culture that celebrates and honors the best of both companies. Q: What have you learned about leading people through change that’s shaped your approach as a leader? A: I have been on the frontlines with leaders and employees navigating change for almost two decades – from internal changes like new organizational structures and operating models to external changes like the global pandemic. One of the most impactful lessons I’ve learned about leading people through change is the importance of psychological safety and clarity. Change brings uncertainty, and with that a variety of emotions – from excitement and optimism to fear and even resistance. I’ve learned that leaning into empathy, listening deeply, and involving people in shaping the path forward builds trust and ownership — which drives outcomes. I strive to lead with both head and heart to ensure people feel seen, heard, and supported as we navigate change together. Q: What’s one thing people might be surprised to learn about you? A: Outside of work, my husband and I have a hobby farm raising Wagyu cattle. We started farming almost three years ago with no prior experience, and it has been a learning adventure, although challenges at the farm are usually more straightforward to solve than many of the challenges we face in the furniture industry!

Forward-Looking Statements This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, which involve risks and uncertainties. Any statements about HNI’s, Steelcase’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events and any other statements to the extent they are not statements of historical fact are forward-looking statements. Words, phrases or expressions such as “anticipate,” “believe,” “could,” “confident,” “continue,” “estimate,” “expect,” “forecast,” “hope,” “intend,” “likely,” “may,” “might,” “objective,” “plan,” “possible,” “potential,” “predict,” “project”, “target,” “trend” and similar words, phrases or expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are based on information available and assumptions made at the time the statements are made. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements about the benefits of the transaction between HNI and Steelcase (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. The following Transaction-related factors, among others, could cause actual results to differ materially from those expressed in or implied by forward-looking statements: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between HNI and Steelcase; the outcome of any legal proceedings that may be instituted against HNI or Steelcase; the possibility that the Transaction does not close when expected or at all because required shareholder approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that seeking or obtaining such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which HNI and Steelcase operate; any failure to promptly and effectively integrate the businesses of HNI and Steelcase; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of HNI’s or Steelcase’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the Transaction; the dilution caused by HNI’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time to the Transaction from ongoing business operations and opportunities. Additional important factors relating to Steelcase that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, competitive and general economic conditions domestically and internationally; acts of terrorism, war, governmental action, natural disasters, pandemics and other Force Majeure events; cyberattacks; changes in the legal and regulatory environment; changes in raw material, commodity and other input costs; currency fluctuations; changes in customer demand; and the other risks and contingencies detailed in Steelcase’s most recent Annual Report on Form 10-K and its other filings with the U.S. Securities and Exchange Commission (the “SEC”). Additional important factors relating to HNI that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, HNI’s ultimate realization of the anticipated benefits of the acquisition of Steelcase; disruptions in the global supply chain; the effects of prolonged periods of inflation and rising interest rates; labor shortages; the levels of office furniture needs and housing starts; overall demand for HNI’s products; general economic and market conditions in the United States and internationally; industry and competitive conditions; the consolidation and concentration of HNI’s customers; HNI’s reliance on its network of independent dealers; change in trade policy, including with respect to tariff levels; changes in raw material, component, or commodity pricing; market acceptance and demand for HNI’s new products; changing legal, regulatory, environmental, and healthcare conditions; the risks associated with international operations; the potential impact of product defects; the various restrictions on HNI’s financing activities; an inability to protect HNI’s intellectual property; cybersecurity threats, including those posed by potential ransomware attacks; impacts of tax legislation; and force majeure events outside HNI’s control, including those that may result from the effects of climate change, a description of which risks and uncertainties and additional risks and uncertainties can be found in HNI’s most recent Annual Report on Form 10-K and its other filings with the SEC. These factors are not necessarily all of the factors that could cause HNI’s, Steelcase’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any forward-looking statements. Other unknown or unpredictable factors also could harm HNI’s, Steelcase’s or the combined company’s results. All forward-looking statements attributable to HNI, Steelcase, or the combined company, or persons acting on HNI’s or Steelcase’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and HNI and Steelcase do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If HNI or Steelcase updates one or more forward-looking statements, no inference should be drawn that HNI or Steelcase will make additional updates with respect to those or other forward-looking statements. Further information regarding HNI, Steelcase and factors that could affect the forward-looking statements contained herein can be found in HNI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in Steelcase’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC. No Offer or Solicitation This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Important Information and Where to Find It In connection with the Transaction, HNI has filed with the SEC a Registration Statement on Form S-4 (SEC File No. 333-290205) to register the shares of HNI common stock to be issued in connection with the Transaction. The Registration Statement includes a joint proxy statement of HNI and Steelcase that also constitutes a prospectus of HNI. The registration statement became effective on November 4, 2025, and the definitive joint proxy statement/prospectus has been sent to the shareholders of each of HNI and Steelcase. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING HNI, STEELCASE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Steelcase through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Steelcase at its website, www.steelcase.com (information included on or accessible through either of HNI’s or Steelcase’s website is not incorporated by reference into this communication).